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                              April 8, 2022

       D. Andrew Edwards
       Chief Financial Officer
       TREDEGAR CORP
       1100 Boulders Parkway
       Richmond, VA 23225

                                                        Re: TREDEGAR CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-10258

       Dear Mr. Edwards:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 19

   1. We note your prolific use of non-GAAP measures in your discussion of your results of operations with little
to no discussion of your GAAP measures of profitability, such as
                                                        Net Income. We also
note that elsewhere in your document you discuss the impact of events on EBITDA, such
as the customer product transition in your surface protection business, without
disclosing the actual and expected impact on Net Income. In future filings beginning with
your next quarterly report, please revise to also include discussions of the most directly
comparable GAAP measures with equal or greater prominence. Refer to the Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures,
                                                        including Question
102.10, for guidance.
 D. Andrew Edwards
FirstName   LastNameD. Andrew Edwards
TREDEGAR       CORP
Comapany
April       NameTREDEGAR CORP
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
Financial Statements
Note 12 - Income Taxes, page 67

2. We note significant changes in the amount of deferred tax assets you have recognized at December 31, 2021 relating to pensions and NOL and credit carryforwards. Please tell us, and disclose in future filings, the drivers behind the significant changes in the components of your deferred tax assets.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Martin James at (202) 551-
3671 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing